John Mahon

202.729.7477	Writer’s E-mail Address

John.Mahon@srz.com

March 31, 2020

VIA EDGAR

Ms. Christine Y. Greenlees

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	YieldStreet Prism Fund Inc.

Application for Co-Investment Relief

(File No. 812-15038)

Dear Ms. Greenlees:

On behalf of YieldStreet Prism Fund Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on December 11, 2019 with respect to the Company’s application for co-investment relief (File No. 812-15038), initially filed with the Commission on June 6, 2019 (the “Application”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Application. Where revisions to the Application are referenced in the below responses, such revisions have been included in Amendment No. 2 to the Application, filed concurrently herewith.

Cover Page

1.	Comment: On page 2, in the first full paragraph, please delete the first occurrence of “57(a)(4).”

Response: The Company has revised the above-referenced language in response to the Staff’s comment.

2.	Comment: On page 4, in the carryover paragraph at the top of the page, applicants have inserted new language in the definition of “Board-Established Criteria.” Please remove the new language from the list of Board-Established Criteria or explain supplementally why the new language should be included.

Response: The Company has revised the above-referenced language in response to the Staff’s comment.

Ms. Christine Y. Greenlees

March 31, 2020

3.	Comment: Also on page 4, applicants have modified the definition of “Disposition” as follows: “’Disposition’ means the sale, exchange or other disposition of an interest in a security of an issuer involving a Regulated Fund and one or more Affiliated Funds.” In addition, applicants have added the following footnote to the word “security” in this definition: “The term security, as used throughout this Application, is intended to be interpreted broadly to include, among other investments, any loans, equity interests or other instruments that may be acquired for investment purposes.” Please remove the new language (including the footnote) from the definition of Disposition or explain supplementally why the new language should be included.

Response: The Company has revised the above-referenced language in response to the Staff’s comment.

4.	Comment: On pages 3 and 4, please revise the application to limit the scope to Existing and Future Affiliated Funds to those entities that would be an investment company but for Sections 3(c)(1), 3(c)(5)(C), and 3(c)(7) of the Act and make any necessary corresponding changes elsewhere in the document.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that it has removed the term “Existing Affiliated Funds” from the Application, and has instead included the YS ALTNOTES I LLC and YS ALTNOTES II LLC investment vehicles (the “YS Altnotes Vehicles”) within the scope of the defined term “YS Proprietary Accounts.” Specifically, after considering the ownership structure of each of the YS Altnotes Vehicles, including the fact that (i) YieldStreet Inc., either directly or indirectly, wholly-owns all of the outstanding equity interests of each YS Altnotes Vehicle, and (ii) all of the investment assets held, directly or indirectly, by each YS Altnotes Vehicle are consolidated for financial accounting purposes with YieldStreet Inc., the Company has determined that such YS Altnotes Vehicles are more properly characterized as YS Proprietary Accounts, rather than Existing Affiliated Funds. In particular, the Company believes that given the above-referenced ownership structure and consolidation of assets with YieldStreet Inc., YieldStreet Inc. arguably holds the investment assets acquired through each of the YS Altnotes Vehicles in a principal capacity.

5.	Comment: On page 4, please amend the definition of “Objectives and Strategies” to read: ““Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act of 1933 (the “Securities Act”) or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders.”

Response: The Company has revised the above-referenced language in response to the Staff’s comment.

Ms. Christine Y. Greenlees

March 31, 2020

6.	Comment: On page 6, in the second full paragraph, in the last sentence, please replace “adopted” with “approved.”

Response: The Company has revised the above-referenced language in response to the Staff’s comment.

7.	Comment: On page 6, please amend the last full sentence (which begins, “In reliance on . . . “) to read as follows: “In reliance on the exclusion from the definition of “investment company” provided by Sections 3(c)(1), 3(c)(5)(C), and 3(c)(7) of the Act, none of the Affiliated Funds will be registered under the Act.”

Response: The Company has revised the above-referenced language in response to the Staff’s comment.

8.	Comment: On page 8, in the carryover paragraph at the bottom of the page (which begins, “For purposes of this Application . . . .”), please restore the language to what was in the original application, which was consistent with precedent.

Response: The Company has revised the above-referenced language in response to the Staff’s comment.

9.	Comment: On page 9, in the first full paragraph, please replace “functions” with “roles.”

Response: The Company has revised the above-referenced language in response to the Staff’s comment.

10.	Comment: On page 9, in the “General” paragraph under “Order Placement and Allocation”, please remove “privacy considerations” from the list of factors that the Adviser will consider in recommending a Regulated Fund participate in a Potential Co-Investment Transaction.

Response: The Company has revised the above-referenced language in response to the Staff’s comment.

11.	Comment: On page 10, applicants made changes to the language in the first full paragraph, the last sentence of the third full paragraph, and footnote 10. Please restore the language to what was in the original application (which was consistent with precedent) or explain supplementally why the new language should be included.

Response: The Company has revised the above-referenced language in response to the Staff’s comment.

Ms. Christine Y. Greenlees

March 31, 2020

12.	Comment: Please make the following changes on page 10:

a.	In the second full paragraph, (i) in the first sentence, replace “an Adviser” with “the Adviser;” and (ii) in the last sentence, make “Conditions” singular.

b.	In the third full paragraph, please revise the first sentence to read as follows: “Applicants represent that the Advisers’ allocation review process will be a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies.”

Response: The Company has revised the above-referenced language in response to the Staff’s comment.

13.	Comment: On pages 12 and 13, please delete footnotes 12 and 15 or explain supplementally why the new language should be included.

Response: The Company has revised the above-referenced language in response to the Staff’s comment.

14.	Comment: Please make the following changes in the first paragraph on page 14:

a.	In the second sentence, replace “Section 17(d) or 57(a)(4), and Rule 17d-1” with “Section 57(a)(4) and Rule 17d-1.”

b.	In the third sentence, delete “alongside or” or explain supplementally why the new language should be included.

Response: The Company has revised the above-referenced language in response to the Staff’s comment.

15.	Comment: On page 16, in the first full paragraph, please replace “Section 17(d) was” with “Section 17(d) and Section 57(a)(4) were,” and replace “Rule 17d-1” with “Rule 17d-1 and Section 57(i).”

Response: The Company has revised the above-referenced language in response to the Staff’s comment.

16.	Comment: Also on page 16, in the second full paragraph, please replace the first occurrence of “Rule 17d-1” with “either or both of Rule 17d-1 and Section 57(a)(4),” and replace the second occurrence of “Rule 17d-1” with “Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable.”

Response: The Company has revised the above-referenced language in response to the Staff’s comment.

17.	Comment: Also on page 16, in the third full paragraph, please insert “and Section 57(a)(4)” after “prohibitions of Rule 17d-1.”

Response: The Company has revised the above-referenced language in response to the Staff’s comment.

Ms. Christine Y. Greenlees

March 31, 2020

18.	Comment: On page 19, in the third full paragraph, please delete “Pro Rata Dispositions and” or explain supplementally why the new language should be included.

Response: The Company has revised the above-referenced language in response to the Staff’s comment.

19.	Comment: Please make the following changes on page 20:

a.	In condition 1(b), please replace the second occurrence of “an Adviser” with “the Adviser.”

b.	In condition 2(c)(iii)(A), please replace “and/or” with “or” or explain supplementally why the new language should be included.

Response: The Company has revised the above-referenced language in response to the Staff’s comment.

20.	Comment: Please make the following changes on page 23:

a.	In condition 7(b)(ii), insert “Section 57 or” before “Rule 17d-1.”

b.	In condition 7(c)(iii), please restore the language to what was in the original application (which was consistent with precedent) or explain supplementally why the new language should be included. We have the same comment with respect to the same language in condition 9(c)(ii). Also, please insert “Section 57 (as modified by Rule 57b-1) or” before “Rule 17d-1.”

Response: The Company has revised the above-referenced language in response to the Staff’s comment.

21.	Comment: On page 26, in condition 10(a), applicants have made a number of changes. Please restore the language to what was in the original application (which was consistent with precedent) or explain supplementally why the new language should be included.

Response: The Company has revised the above-referenced language in response to the Staff’s comment.

Ms. Christine Y. Greenlees

March 31, 2020

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely, /s/ John J. Mahon John J. Mahon

cc:	Trace Rakestraw, Branch Chief / U.S. Securities and Exchange Commission

Ivor Wolk, General Counsel / YieldStreet Prism Fund Inc.